NUTRANOMICS, INC.

605 Portland Ave.

Unit 154

Gladstone, OR 97027

(408) 495-3142

AUGUST 20, 2021

VIA EDGAR

Attorney Ernest Greene

Finance Office Manufacturing

U.S. Securities Exchange Commission

Washington, D.C. 20549

Re: Nutranomics, Inc.

Form 1-A: Request for Qualification

File No. 024-11594

Dear Mr. Greene:

Nutranomics, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 8:00 AM EDT on Wednesday, August 25, 2021, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,
/s/ Jonathan Bishop
Jonathan Bishop CEO